

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2017

<u>Via facsimile</u>
Eric Hession
Treasurer and Manager
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Caesars Entertainment Resort Properties, LLC**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 333-199393**

Dear Mr. Hession:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Monick

        Jennifer Monick
        Assistant Chief Accountant
        Office of Real Estate
        & Commodities